EXHIBIT 99.1

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

NEWS RELEASE

Kinross named to Dow Jones Sustainability World Index

Toronto, Ontario – September 13, 2012 – Kinross Gold Corporation (TSX: K, NYSE:KGC) announced today that it has been named to the Dow Jones Sustainability World Index (DJSI) for the second consecutive year, and to  the Dow Jones Sustainability North America Index for the third consecutive year.

“Our inclusion on this key index for corporate responsibility acknowledges the continued dedication of our employees worldwide to the principles and practice of responsible mining,” said James Crossland, Executive Vice-President, Corporate Affairs.

The Dow Jones Sustainability World Index is composed of global sustainability leaders through a corporate sustainability assessment. The index represents the top 10% of the largest 2,500 companies in the Dow Jones Global Total Stock Market Index based on a thorough analysis of corporate economic, environmental and social performance.

About Kinross Gold Corporation

Kinross is a Canadian-based gold mining company with mines and projects in Brazil, Canada, Chile, Ecuador, Ghana, Mauritania, Russia and United States, employing approximately 8,000 people worldwide.

Kinross maintains listings on the Toronto Stock Exchange (symbol:K) and the New York Stock Exchange (symbol:KGC).

Media Contact
Steve Mitchell
Vice-President, Corporate Communications
phone: 416-365-2726
steve.mitchell@kinross.com

www.kinross.com